January 13, 2010

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention: Barbara C. Jacobs

Re:	Dot Hill Systems Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 10, 2009
Supplemental Response Filed December 15, 2009
File No. 001-13317

Dear Ms. Jacobs:

We are writing in response to further comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 8, 2010 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) of Dot Hill Systems Corp. (the “Company”) filed with the Commission on March 10, 2009. The number of the paragraph below corresponds to the number in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2008 Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2008 Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comments and Company Response

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement filed on April 30, 2009)

Market Benchmarks and Other Considerations, page 38

1.	In response to prior comment 3, you state that the groups of companies in the Radford High Tech Total Compensation Executive Survey are readily determinable by cross-referencing the criteria outlined in the filing with the survey. We note, however, that investors may be unable to easily determine this information. In accordance with Item 402(b)(2)(xiv) of Regulation S-K, please confirm that you will disclose the component companies that you use to benchmark your executive compensation in future filings.

The Company acknowledges the Staff’s comment and confirms that it will disclose the component companies that are used to benchmark its executive compensation in future filings in accordance with Item 402(b)(2)(xiv) of Regulation S-K.

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January 13, 2010

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (303) 845-3226.

Sincerely,

Dot Hill Systems Corp.

/s/ Dana W. Kammersgard

Dana W. Kammersgard
Chief Executive Officer, President and Director

cc:	Jan Woo, Securities and Exchange Commission
Mark P. Shuman, Securities and Exchange Commission
Hanif I. Jamal, Dot Hill Systems Corp.
Thomas A. Coll, Cooley Godward Kronish LLP
Charles J. Bair, Cooley Godward Kronish LLP